Exhibit 99.6

Red White & Bloom Brands Inc.

(Formely Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the Year Ended December 31, 2020

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•   the Company’s expansion plans; and

•  its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

Readers are encouraged to read the Company’s public filings with Canadian securities regulators which can be accessed and viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated July 22, 2021.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and a private Ontario company named MichiCann Medical Inc. (“MichiCann”) completed an amalgamation structured as a three-corned amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal, forming the Company.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post- consolidated Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company.  Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

The amalgamation resulted in all the issued and outstanding shares of MichiCann being exchanged for one common share and one convertible series II preferred share of the Company. Holders of MichiCann common share purchase warrants and MichiCann stock options received one replacement warrant or stock option, as applicable, with each exercisable for units consisting of one common share and one convertible series II preferred share.

All convertible series II preferred shares are convertible into common shares, on a one for one basis, at any time between thirteen months and twenty-four months from April 24, 2020.  Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

An aggregate 101,345,349 common shares, 101,345,349 convertible series II preferred shares, 595,430 share purchase warrants and 7,962,679 stock options were issued to the former holders of MichiCann common shares, MichiCann warrants and MichiCann stock options, respectively. Each option and warrant is convertible to one common share and one series II preferred share.

Certain shareholders have entered into voluntary escrow and/or escrow and leak out agreements totaling 36,613,819 Common shares and the underlying shares for 3,000,000 Options. The escrow agreements carry various release terms between 6 and 20 months.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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As a result of the completion of this transaction, the former holders of MichiCann Shares now hold approximately 76.67% of the issued and outstanding common shares and former holders of Tidal shares now hold 17.75% of the Common Shares and 5.58% of Common Shares are held by finders, on a non-diluted basis.  A new board and new management assumed control of the Company on April 24, 2020, the shares of the Company resumed trading on the Canadian Stock Exchange under the new trading symbol “RWB”.

RWB is an investment company with a focus on the United States cannabis industry. The Company’s current investments are primarily in PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below), the Platinum Vape business (PV), which acquisition was closed on September 14, 2020, and the acquisition of Mid-American Growers Inc. (“MAG”), which was completed on April 24, 2020 and is further described in the consolidated financial statements for the years ended December 31, 2020 and 2019.

The Company holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to the Company completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023 unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018, and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing/manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation. They control 2 locations for processing and currently operate 8 provisioning centers (dispensaries) as well as control an additional 10 dispensaries that are not open and in various stages of readiness to open.

Subsequent to year end, the Company received it own prequalification in the state of Michigan and will begin the process of Step 2 licensing as part of its plan to operate under its own license in the state of Michigan. Upon completion of the Step 2  licensing the company will be able to recognize directly revenue derived in Michigan. Plans are underway to roll out unified corporate branding to allow for efficiency and scaling both within and outside Michigan.

The Company closed the acquisition of MAG on April 24, 2020. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois. Hemp crops are in the facility and the company grows, process and sells various hemp and CBD products produced from this facility.

On Dec. 17, 2020 the company signed a definitive agreement to acquire the issued and outstanding shares of Cannabis Capital Partners Inc. (“CCP”), an arm’s length Ontario special purpose vehicle with rights to concurrently purchase medically and recreationally-approved THC cultivation center licenses in the State of Illinois, a 23,572 ft2 active cultivation and manufacturing operation, the associated inventory, and the real estate assets including 2 acres of land.

The current operation of this acquisition is located in Shelbyville, Illinois and was one of the original 21 medical marijuana cultivation center permits. The entity is currently operated by a not-for-profit entity that employs rehabilitation patients and is in good standing with the Illinois Department of Agriculture, the regulator of Illinois’

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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cannabis cultivation centers. The company is working through closing of the transactions which are subject to regualtory approvals.

On September 14, 2020 the Company completed the Acquisition of PV. under the terms of the definitive agreement, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding equity interests of Platinum Vape in a cash and stock transaction valued at up to US$35 million, comprised of US$7 million in cash paid at closing, a further US$13 million in cash payable 120 days after closing and a US$15 million convertible promissory note payable on the third anniversary of closing (which may be converted into Company stock only after 12 months).  Additional consideration of up to US$25 million, payable either as cash or stock in the Company, may be paid to Platinum Vape securityholders if certain revenue targets and EBIT metrics are achieved by Platinum Vape in 2020 and 2021. The Company did not assume any long-term debt and the transaction.

PV offers a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma. PV was started 9 years ago and products include: a wide range of disposable and reusable vape cartridges as well as pods in a variety of strain-specific flavors and effects; cannabis-infused chocolates that are carefully crafted, palate driven creations; Gummy Coins based on candy traditions of its German origins; and Packaged Flower and Pre-rolls.

In addition, PV uses its products to support a variety of social causes. Its REACT vape line uses the same cartridges and oils as its Platinum Vape products, but a portion of the proceeds goes to different charities. Thus far, the company has worked with organizations that support animal rescue, breast cancer awareness, suicide prevention, veterans, children’s hospitals, world hunger and LGBTQ pride.

Subsequent to year end, the company acquired Acreage Florida. Acreage Florida is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida. The deal also includes the sale of property in Sanderson, Florida that includes over 15 acres of land and has an 113,546 SF facility for cultivation and a 4,360 SF freestanding administrative office building. In addition, Acreage Florida has 8 leased stores in prime locations throughout the state.

Lastly, the Company has followed its strategy of expanding to a limited number of states as the opportunity presents itself with the intent of only entering markets that allow for the operation at scale to try and maximize operational efficiencies generally only available to those businesses that operate at scale.

GOING CONCERN

These consolidated financial statements have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2020, the Company has accumulated losses of $33,254,492 since inception, and for the year ended December 31, 2020, the Company incurred a net loss of $18,576,867 and net cash used in operations was $45,761,083. The Company’s operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following December 31, 2020. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. The Company will also seek to improve its cash flows by prioritizing certain projects with a greater expected return and reducing operating costs by streamlining its operations and support functions. While the Company has been successfully in obtaining financing to date, and believes it will be able to obtain sufficient funds int the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses.  Government measures did not materially disrupt the Company’s operations during the year ended December 31, 2020.  The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Du to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the business and financial position.  In addition, the estimates in the Company’s consolidated financial statements will possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in impairment of long-lived assets including intangibles.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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SELECTED QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited consolidated financial statements of the Company:

	Years Ended December 31, (audited)
	2020	2019	2018

Total revenue	$ 23,338,528	$ -	$ -
Gross profit	13,354,557	-	-
General and administration expense	10,695,379	2,951,403	386,387
Earn-out compensation	9,805,500	-	-
Salaries and wages	6,777,330	568,167	-
Depreciation and amortization	15,291,997	1,898	-
Share-based compensation	3,955,976	3,796,095	1,637,559
Sales and marketing	1,762,223	913,412	-
Finance expense (income)	5,272,428	(399,060)	-
(Gain) loss on revaluation of call/put option	(53,619,465)	4,407,819	-
Listing expense	31,705,481	-	-
Net loss and comprehensive loss	20,473,489	12,513,900	2,131,039
Net loss per share – Basic & fully diluted	0.14	0.16	0.06
Totals assets	439,133,197	107,979,469	34,937,686
Total liabilities	229,648,418	55,542,045	161,937
Cash dividends declared per share	Nil	Nil	Nil

Selected Quarterly Information

	Quarters ended
	December 31, 20	September 30, 20	June 30, 20

Total revenue	$ 15,732,790	$6,093,688	$ 1,512,050
Gross profit	(2,173,583)	6,014,075	9,514,065
General and administration expense	1,597,219	6,872,974	1,616,408
Earn-out Compensation	9,805,500	-	-
Salaries and wages	2,619,139	3,417,228	536,781
Depreciation and amortization	12,058,493	1,911,238	1,321,184
Share-based compensation	2,191,114	489,634	153,153
Sales and marketing	90,842	770,729	628,422
Finance expense (income)	1,425,543	1,568,675	179,633
(Gain) loss on revaluation of call/put option	(55,039,466)	-	(58,246)
Listing expense – readjusted in Q4	8,873,200	-	22,832,281
Net loss and comprehensive loss	(10,102,991)	8,367,015	19,463,936
Totals assets	439,133,197	328,984,780	241,679,918
Total liabilities	229,648,418	165,651,645	92,100,904
Cash dividends declared per share	Nil	Nil	Nil

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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RESULTS OF OPERATIONS

For the year ended December 31, 2020 compared to the year ended December 31, 2019.

The Company acquired MAG and PV on January 10, 2020 and September 13, 2020, respectively.  As a result of acquisition of MAG and PV, the Company began generating revenue on Janaury 10, 2020 and revenue increased sigfinicantly in the fourth quarter of the year.  However, the Company still relies on external financings to generate capital.  As a result, the Company has continued to incur losses since the its inception including for the years ended December 31, 2020 and 2019.

The Company’s ability to continue operations is dependent on management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.  The Company is considering various financing options to fund its operations.

On August 19, 2020, the Company entered into an agreement with PI Financial Corp. and Eight Capital to act as co-lead underwriters, on behalf of a syndicate of underwriters, pursuant to which the underwriters will purchase, on a bought-deal basis, an aggregate of 20 million units of RWB at a price of 75 cents per unit for aggregate gross proceeds of $15 million.  On August 21, 2020, RWB and a syndicate of underwriters agreed to increase the size of the offering to 33.35 million units of RWB at a price of 75 cents per unit for aggregate gross proceeds of $25 million.

During the year ended December 31, 2020, the Company incurred a net loss and comprehensive loss of $20,473,489 (2019 - $12,513,900. The increase in net loss and comprehensive loss of $7,959,589 was mainly attributable to the net effect of:

•Increase of $23,338,528 in sales, from $Nil in 2019 to $23,338,528 in 2020.  The increase is related to hemp sales generated by MAG, packaging revenue generated by PV Michigan and Cannabis vape product sales generated by PV California.

•Increase of $9,486,087 in cost of sales from $Nil in 2019 to $9,486,087 in 2020.  The increase is related to the sales generated by MAG and PV California.

•Decrease of $543,116 in fair value adjustment on biological assets from $Nil in 2019 to $543,116. The increase is related to fair value adjustement on biological assets.

•Increase of $7,743,976 in general and administration from $2,951,403 in 2019 to $10,695,379 in 2020.  The increase is to support increased operating activities. Significant changes include increase of $1,122,825 in professional fees to support increase in legal and other professional work related to the amalgamation agreement, negotiations and the reverse takeover transactions, and increase of $2,265,782 in insurance expense.

•Increase of $9,805,500 in earn-out compensation from $Nil in 2019 to $9,805,500 in 2020.  The increase is related to earn-out compensation agreement of PV acquisition.

•Increase of $6,209,163 in salaries and wages from $568,167 in 2019 to $6,777,330 in 2020  The increase was to support management in its effort to build infrastructure necessary for the Company’s growth.  Another cause of the increase is the increased number of employees as a result of the MAG and Platinum Vapes acquisitions.

•Increase of $15,290,079 in depreciation from $1,898 in 2019 to $15,291,977 in 2020.  The increase is driven by an increase in depreciable property as a result of the MAG and Platinum Vape acquisitions.

•Increase of $159,881 in share-based compensation from $3,796,095 to $3,955,976 in 2020.  The expense is related to stock options issued to executives, consultants, officers and employees of the Company.

•Increase of $848,811 in sales and marketing from $913,412 to $1,762,223 in 2020.  The increase is was to support increased sales and marketing activities.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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The increase in overall expenses during the year ended December 31, 2020 is in line with management expectations.

BIOLOGICAL ASSETS

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

*Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

*Stage of growth - represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date

*Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

*Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

*Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labelling and packaging

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs ($)
Selling Price	$0.19	1,211,741
Yield by plant	71.41	1,147,615
Attrition	5.52%	70,859
Post-harvest costs ($/gram)	$0.01	262,754

No biological assets remained in the ground as at December 31, 2020 and 2019. All plants were harvested prior to year end. As a plant matures the likelihood of wastage declines.  As a result, attrition estimates were relatively low in 2020. However, due to the onset of COVID-19, a restricted labour pool forced the Company to prioritize higher margin crops while leaving less profitable plants to die.

The Company accretes fair value of biological assets on a straight-line basis according to stage of growth. As a result, a hemp plant that is 50% through its 15-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to attrition adjustments).

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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The Company’s biological assets consist of zero plants as at December 31, 2020.  The continuity of biological assets is as follows:

Carrying amount, December 31, 2019	$ -

Acquired from MAG acquisition	26,842
Capitalized cost	12,606,343
Fair value adjustment	(543,116)
Transferred to inventory upon harvest	(12,090,069)

Carrying amount, December 31, 2020	$ -

The Company’s estimates, by their nature, are subject to changes that could result from volatility of market prices, unanticipated regulatory changes, harvest yields, loss of crops, changes in estimates and other uncontrollable factors that could significantly affect the future fair value of biological assets.

These estimates include the following assumptions:

(a)Selling price - calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

(b)Stage of growth - represents the weighted average number of weeks out of the 15 week growing cycle that biological assets have reached as of the measurement date

(c)Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

(d)Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labelling and packaging

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations.  Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at December 31, 2020, the Company had working capital of $9,390,997 (2019 - working capital deficiency of $16,071,433), consisting of cash in the amount of $1,146,569 (2019 - $1,378,687), prepaid expenses of $1,053,658 (2019 - $124,140), accounts receivable of $8,747,261 (2019 - $1,463,388), inventory of $17,561,002 (2019 - $Nil), current portion of loans receivable of $51,676,623 (2019 - $36,504,397), net of accounts payable and accrued liabilities of $24,115,714 (2019 - $1,334,370), convertible debenture of $Nil (2019 - $17,597,600), license liabilities of $11,997,400 (2019 - $Nil), lease liabilities of $205,982 (2019 - $Nil) and credit facility of $Nil (2019 - $36,610,075)

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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The Company believes that the current capital resources are not sufficient to pay overhead expenses for the next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As at December 31, 2020, the shareholders’ equity of $209,484,779 (2019 - $52,437,424) consisted of common shares of $178,088,767 (2019 - $61,366,160), convertible series I preferred shares of $5,637,175 (2019 - $Nil), convertible series II preferred shares of $46,046,088 (2019 - $Nil), contributed surplus of $14,863,863 (2019 - $5,748,889), cumulative translation adjustment of $1,896,622 (2019 - $Nil) and deficit of $33,254,492 (2019 - $14,677,625).

As at December 31, 2020, there is no commitment for capital expenditures.

COMMITMENTS AND CONTINGENCIES

A third party consultant worked for the Company as in 2017.  On or about December 18, 2017, the Company had a oral discussion with the consultant on the compensation of the service the consultant provided.  On January 10, 2019, the Company amended the contract.  Although the Company made a full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021.  The Company is in process of finalizing the defense.  The statement of claim is not clear as to the precise nature of the allegations against the Company or extent of the Company's alleged involvement.  Accordingly, and given the very preliminary stage of the proceeding, it is not possible to estimate the likelihood of liability against the Company or, if liability, any possible exposure.

The Company is involved in litigation arising out of the ordinary course and conduct of business.  Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to litigation to be material to the consolidated financial statements.

OUTSTANDING SHARE DATA

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder, and voting. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Issued and Outstanding as at December 31, 2020;

a.191,317,226 common shares (2019 – 84,211,752),

b.3,181,250 convertible series I preferred shares (2019 – Nil)

c.113,585,889 convertible series II preferred shares (2019 – Nil)

Common Shares

On January 10, 2020, the Company issued rights to receive 17,133,600 common shares of MichiCann to sellers of MAG.  Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

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to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to related parties.

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issued 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 of common shares and 975,000 convertible series II preferred shares pursuant to the  exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement.

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement.  The fair value of shares was determined based on the market price of $1.11 per share on the issuance date.

On June 30, 2020, the Company issued 2,339,200 units consisting of one common share and one series II preferred share at USD $2.50 per unit to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The balance due to the Company upon issuance of shares has been recorded as a loan receivable from Pharmaco.

On August 13, 2020, the Company issued 500,000 common shares and 500,000 convertible series II preferred shares pursuant to the exercise of 500,000 stock options for gross proceeds of $250,000.

On September 24, 2020, the Company issued 500,000 common shares pursuant to transaction cost for $10,000,000 convertible debenture issued on September 11, 2020.  Shares were valued based on the market price of the issuance date.

On November 25, 2020, the Company issued 6,000 common shares and 6,000 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $6,000.

On December 2, 2020, the Company issued 47,910 common shares and 47,910 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $47,910

On December 3, 2020, the Company issued 175,000 common shares and 175,000 convertible series II preferred shares pursuant to the exercise of stock options for gross proceeds of $175,000.

On December 8, 2020, the Company issued 400,000 common shares and 400,000 convertible series II preferred shares pursuant to the exercise of stock options for gross proceeds of $200,000.

On  December 15, 2020, the Company issued 4,500,000 common shares pursuant to the exercise of warrants issued as a part of the Company's acquisition agreement and amalgamation agreement with HT Retail Licensing, LLC on June 10, 2020 for no cash consideration.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

On December 17, 2020, the Company issued 416,430 common shares and 416,430 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $416,430.

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders.

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction.

On April 24, 2020, the Company issued 17,133,600 to sellers of MAG convertible series II preferred shares pursuant to MAG acquisition.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to related parties.

Warrants

On December 19, 2018, MichiCann issued 595,340 finders' warrants with an exercise price of $1.00 per common share of MichiCann.  No warrants were issued and exercised during the year ended December 31, 2019.

On April 24, 2020, the Company issued 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction.  The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 323,898 warrants towards finder's fee.  The warrants are exercisable at the price of $5.28 per common share of the Company.

On June 10, 2020, the Company issued 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition.  The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date.  The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

On September 24, 2020, the Company issued 2,001,000 warrants to finders pursuant to bought deal financing agreement.  The warrants are exercisable at the price of $0.75 per unit for a period of 24 months.  The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted average
	Warrants	Exercise Price

Balances, December 31, 2018 and 2019	595,340	$1.00

Issued	41,037,711	1.07
Exercised	(5,587,215)	0.17
Cancelled	(694,836)	2.92
Balances, December 31, 2020	35,351,000	$0.99

The following warrants were outstanding and exercisable at December 31, 2020:

			Number of	Number of
		Exercise	Warrants	Warrants
Issue Date	Expiry Date	Price	Outstanding	Exercisable
September 24, 2020	September 24, 2022	1.00	33,350,000	33,350,000
September 24, 2020	September 24, 2022	$0.75	2,001,000	2,001,000
Balance at December 31, 2020		$0.99	35,351,000	35,351,000

Options

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares (“Shares”) reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then-issued and outstanding shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the Shares  on the date preceding the  option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding Shares as at the grant date (unless the Company becomes a Tier 1 issuer of the Toronto Stock Exchange or Toronto Stock Exchange – Venture (a “Tier 1 Issuer”) and has obtained disinterested shareholder approval).

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding Shares as at the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding Shares as at the grant date.

On January 11, 2020, the Company granted 171,429 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.  These stock options have an exercise price of 1.00 and expire on January 11, 2025.

On January 11, 2020, the Company granted 200,000 stock options to an employee of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $1.00 and expire on January 11, 2025.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

On April 1, 2020, the Company granted 161,250 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

On July 6, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $0.90 and expire on July 6, 2025.

On July 27, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest annually over 3 years.  These stock options have an exercise price of $1.00 and expire on July 27, 2025.

On August 11, 2020, the Company granted 100,000 stock options to employees of the Company.  These options vested 100% on August 11, 2020.  These stock options have an exercise price of $0.60 and expire on August 11, 2025.

On September 8, 2020, the Company granted 250,000 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $0.66 and expire on September 8, 2025.

On September 10, 2020, the Company granted 15,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.66 and expire on September 10, 2025.

On October 1, 2020, the Company granted 3,400,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.65 and expire on October 1, 2025.

On October 1, 2020, the Company granted 800,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.65 and expire on October 1, 2025.

On October 12, 2020, the Company granted 50,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.65 and expire on October 1, 2025.

On November 18, 2020, the Company granted 350,000 stock options to employees of the Company.  These options vest quarterly over 3 years.  These stock options have an exercise price of $0.67 and expire on November 14, 2025.

On November 18, 2020, the Company granted 185,000 stock options to employees of the Company.  These options vest quarterly over 2 years.  These stock options have an exercise price of $0.67 and expire on November 18, 2025.

On November 6, 2020, the Company granted 75,000 stock options to employees of the Company.  These options vest 100% on November 6, 2020.  These stock options have an exercise price of $0.60 and expire on November 6, 2025.

On December 3, 2020, the Company granted 800,000 stock options to employees of the Company.  These options vest 100% on December 3, 2020. These stock options have an exercise price of $0.75 and expire on December 3, 2025.

Options transactions and the number of options outstanding are summarized are as follows:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

	Number of	Weighted average
	Options	Exercise Price
Balances, December 31, 2018	4,716,875	$0.50
Granted	2,917,500	1.26
Balances, December 31, 2019	7,634,375	0.80
Granted	8,157,679	0.30
Assumed from RTO	1,799,110	0.64
Exercised	(2,050,000)	0.54
Cancelled	(775,000)	2.14
Balances, December 31, 2020	14,549,289	$1.27

Restricted Share Units

Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”) Under the terms of the RSU plan, directors, officers, employees and consultants of the Company may be granted RSUs that are released as common shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the plan.

On October 1, 2020, the Company granted 1,500,000 restricted share units to employees of the Company.  These units vest 100% on October 1, 2020.  These restricted share units expire on October 1, 2025.

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s consolidated statements of financial position as at December 31, 2020 and December 31, 2019 as follows:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance
	$	$	$	$

December 31, 2020
Cash	$1,146,569	$ -	$ -	$1,146,569
Call/put option	-	-	112,658,740	112,658,740
TDMA loan	-	-	4,231,664	4,231,664
PV convertible loan	-	-	(17,705,058)	(17,705,058)
Total	$1,146,569	-	$99,185,346	$100,331,915

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

December 31, 2019
Cash	$1,378,687	$ -	$ -	$1,378,687
Deposits	12,530,659	-	-	12,530,659
Call/put option	-	-	55,967,351	55,967,351
Total	$13,909,346	-	$55,967,351	$69,876,697

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the vair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and

•Level 3 – valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet it's contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. No credit loss allowance is required as the accounts receivable balances outstanding as at December 31, 2020 are considered collectible. The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

(b)Foreign Exchange Rate

The Company has cash and loans receivable denominated in United States dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the United States dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At December 31, 2020, a 4% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net loss by approximately $482,000 (2019 - $2,064,000).

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at December 31, 2020, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at December 31, 2020, the Company had a cash balance of $1,146,569 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $70,794,116 (December 31, 2019 -$55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of December 31, 2020.

CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of $36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

The Company paid financing fees related to the Facility, including the Work Fee, of $2,361,459 which has been included as finance expenses for the year ended December 31, 2019.

The Company also deducted a debt service reserve of $3,323,524 from the total principal amount which serves to pay the interest on the Facility as it is incurred. During the year ended December 31, 2019, the Company incurred interest expense of $3,540,353 on the Facility. As such, as of December 31, 2019 the debt service reserve balance is $nil as it was applied against the interest reserve amount. As at December 31, 2019, interest payable of $235,675 has been included in the bridge financing amount. As a result, the bridge financing balance as at December 31, 2019 was $36,610,075.

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B.  Non-revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075.  As a result, the old bridge financing facility balance was fully paid.

The obligations under the Amended Facility are due and payable on the earlier of:

(a) the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

The Company's intention is to exercise the right to extend the termination date on July 10, 2021.  Therefore, the outstanding balance at December 31, 2021 has been treated as a non-current liability.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a) Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b) A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt.  $817,462 of the total work fee was expensed in the year ended December 31, 2020.

During the year ended December 31, 2020, the Company satisfied all financial covenants.  Covenants include prompt payment, preservation of corporate existence, compliance with laws, payment of taxes, maintain of records, maintenance of properties, inspection, insurance coverage, perform obligations, notice of certain events, completion of RTO, discharge of all obligations and liabilities arising under ERISA and further assurance.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the year ended December 31, 2020

__________________________________________________________________________________________________

LOAN PAYABLE

The Company’s loan payable balance as of December 31, 2020 was amounting to $50,053,851, and the balance consists of the following:

Current
Private loan	$11,809,158
Due from PharmaCo	1,780,716
Commercial loan	1,364,888
PV acquisition payable	16,394,996
Total	$31,349,759

Non-current
PV note payable	$17,705,059
PV acquisition payable	999,033
Total	$18,704,092

The following represents the Company’s future payments schedule as at December 31, 2020.

2021	$31,349,758
2022	18,677,639
2023	26,454
Total	$50,053,851

SIGNIFICANT ACCOUNTING POLICIES

The following outlines use of estimates and judgements in the preparation of these condensed interim consolidated financial statements, and significant accounting policies of the Company which have not been included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020:

Biological assets

The Company’s biological assets consist of hemp plants which are valued at fair value less cost to sell. Their fair value is determined using the income approach.  The Company measures and adjusts the biological assets to the fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest.

Production costs include all direct and indirect costs relating to biological transformation, which are capitalized to biological assets as they were incurred on the consolidated statements of loss and comprehensive loss.

The direct and indirect costs include the following:

• Direct materials consumed in the growing process such as soil, chemicals, fertilizers and other supplies

• Direct labour for individuals who work in the cultivation department

• Indirect labour for other personnel’s time spent related to the cultivation process

• Indirect materials consumed related to the cultivation process

• Utility related to the cultivation process

• Depreciation and maintenance of production equipment

• Quality assurance on the plants

Unrealized gains or losses arising from the changes in fair value during the period are included as a separate line in the gross profit calculation on the consolidated statements of loss and comprehensive loss.

Inventory

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested medical cannabis and harvested hemp are transferred from biological assets at their fair value less costs to sell at harvest which becomes the initial cost. Inventories of harvested hemp are transferred from biological assets at their fair value upon harvest which becomes the initial cost. Any subsequent post-harvest costs, either direct or indirect, are capitalized to inventory to the extent that the cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value.

The post-harvest direct and indirect costs include the following:

•  Direct materials such as packages, labels and bottles

•  Direct labour for individuals who work in the processing department

•   Indirect labour for other personnel’s time spent related to the production and packaging process

•  Indirect materials consumed related to the production process

•  Utility related to the post-harvest process

•  Depreciation and maintenance on dried cannabis processing and packaging equipment

•   Quality assurance for the final product

The post-harvest costs capitalized in finished cannabis products and costs of other resale products are subsequently recorded in cost of goods sold on the consolidated statements of loss and comprehensive loss when they are sold. The realized initial costs upon sales, transferred from biological assets measured at fair value less costs to sell at harvest are presented as a separate line in the gross profit calculation on the consolidated statements of loss and comprehensive loss.

Revenue recognition

The Company follows the following steps for accounting for revenue from contracts with customers:

1.Identify the contract with customer

2.Identify the performance obligation(s)

3.Determine the transaction price

4.Allocate the transaction price to the performance obligation(s)

5.Recognize revenue when/as performance obligations(s) are satisfied

Sales are recognized when control of the goods has been transferred to the purchaser and the collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligations have been fulfilled under the terms of the related sales contract. Revenue from sales of cannabis and hemp products to customers is recognized when the Company transfers control of the goods to the customer and the customer has accepted the goods. Revenue for branded manufacturing sales is recognized upon delivery to the customer. Sales are recorded net of discounts and incentives but inclusive of freight. Excise and cultivation taxes are a production tax which become payable when a cannabis product is delivered to the customer and are not directly related to the value of sales. Excise and cultivation taxes are netted against gross sales.

There is a formal Licensing Agreement entered into by the Company and third party licensed producer.  The Company has granted the license to the licensed producer, and the license consists of a right to manufacture, package, label and sell products containing the branding of the Company within Michigan state.  The Company recognizes the License Fee based on terms as the third party licensed producer sells the products manufactured under the Licensing Agreement.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A, management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the consolidated financial statements for the year ended December 31, 2020.

RELATED PARTY TRANSACTIONS

Key management compensation

The following is a summary of related party transactions that occurred during the years ended December 31, 2020 and 2019

a)Included in accounts payable and accrued liabilities is $374,232 (December 31, 2019 - $377,157) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	2020	2019
Consulting fees paid or accrued to a company controlled by the director of the Company	$ 241,801	$ 108,000
Salary paid to management of the company	676,164	495,632
Share-based compensation	151,318	655,380
	$ 1,433,283	$ 1,259,012

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the year ended December 31, 2020 and 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

OUTSTANDING SHARES DATA AS OF REPORT DATE:

Issued and outstanding common shares	218,521,037
Series I preferred shares	3,181,250
Series II preferred shares	123,304,289
Warrants outstanding	25,980,203
Stock options outstanding	12,304,289

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

OUTLOOK

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

COVID-19 INFORMATION

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the consolidated financial results and condition of the Company in future periods.

SUBSEQUENT EVENTS

Debenture

On January 13, 2021, the Company issued a US$11,550,000 principal amount debenture to an arm's length investor by way of a private placement, netting approximately $11 million after fees and expenses.  The debenture is not convertible, is unsecured and bears interest at a rate of 1% per month.  The principal amount of the debenture and accrued interest is payable on the date that is the earlier of: (i) the date of completion by the Company of a minimum financing of US$20,000,000 and (ii) 120 days from the date of issuance of the debenture, all as more particularly as set forth in the debenture certificate.

On April 21, 2021, the Company closed on a US$11 million unsecured debenture from arm's length investors, which bear interest at 12% and mature 150 days from issuance.  900,000 common shares were issued at a price of $1.18 per share as part of this transaction.

Issuance of restricted shares units

On January 27, 2021, the Company issued 354,645 restricted shares units of the Company (“RSUs”) under the Company’s shareholder approved restricted share unit plan (the “RSU Plan”) to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest upon successful completion of pre-determined milestones (as determined by the board of directors and agreed upon by each consultant) being met and shall entitle the holder to acquire one common share of the Company, underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.17 based on the closing price of the common shares on the Canadian Securities Exchange on January 26, 2021.

On February 4, 2021, the Company closed a debenture unit financing to an arm’s-length investor on a private placement basis.  The debenture is not convertible, is unsecured and bears interest at the rate of 7% per annum. The principal amount of the debenture and accrued interest is payable on April 1, 2022.  A debenture unit consists of a US$6,120,000 principal amount of debenture and 1,000,000 common share purchase warrants netting the Company approximately US$6,000,000 after fees and expenses. Each warrant is exercisable into one common share of the Company at a price of CDN$1.20 for a period of 2 years from the date of issuance. All securities issued in connection with the Private Placement are subject to a four-month hold period.

Exercise of warrants

On February 11, 2021, the Company received a warrant exercise notice for 8,000,000 common shares for gross proceeds of $8 million from an institutional investor and a irrevocable commitment for the purchase of a US$7 million debenture unit.  The debenture unit to be issued by the Company consists of a US$7,000,000 principal amount of debenture and 1,000,000 common share purchase warrants. Each warrant is exercisable into one common share of the Company at a price of $1.85 for a period of 2 years from the date of issuance. All securities issued are subject to a four-month hold period.

Acquisition of Acreage Florida, Inc.

On February 25, 2021, the Company entered into a definitive agreement with HSCP, LLC to acquire all of the issued and outstanding common shares of Acreage Florida, Inc. for US$60 million, which closed on April 28, 2021 and was payable in US$21.5 million in cash, 5,950,971 common shares valued at US$7 million and  US$28 million in vendor take back promissory notes.  The common shares are subject to a 12 month lock-up period pursuant to which 1/6 will be released each month commencing the 6th month.  The promissory notes are comprised of a US$10 million 7 month note bearing interest at 8%, a US$18 million 13 month note bearing interest at 8%, and a US$3.5 million 5 business day note bearing interest at 1%. The promissory notes are secured by the shares of Acreage Florida, Inc.

On April 28, 2021, the Company entered into a binding expression of intent to issue:

*US$3 million in equity of RWB Florida, a wholly owned subsidiary of the Company, subject to repurchase rights and

*US$5 million in unsecured convertible debentures, which bear interest at 8%, mature 3 years from issuance and are convertible to common shares at US$2.75 per share.

As of the date of these consolidated financial statements, US$5.5 million of these unsecured convertible debentures have been issued by the Company.

Settlement of debt

On March 31, 2021, the Company entered into a debt settlement subscription agreement with an arm’s length creditor to settle outstanding indebtedness of $342,000 incurred pursuant to advances made by the creditor to the Company, in consideration for the issuance of 237,500 common shares issued at a deemed price of $1.44 per share.  The Company also issued 174,500 RSUs to two consultants as an incentive for the consultants to drive the growth of the Company. The RSUs will vest immediately and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $1.44 based on the closing price of the common shares on March 26, 2021.  All securities issued in connection with the debt settlement and RSUs are subject to a four month lockup.